UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On January 16, 2020, Tianjin AnGaoMeng Construction Development Co., Ltd. (formerly Shenzhen AnGaoMeng Construction Development Co., Ltd.) (“AGM Tianjin”), a PRC company and a wholly-owned subsidiary of AGM Group Holdings Inc. (“AGM Holdings”), entered into an equity transfer agreement (the “Agreement”) with all the shareholders (“Yushu Kingo Shareholders” and together with AGM Tianjin, the “Parties”) of Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”), who collectively owns 100% of the equity interest in Yushu Kingo.

Pursuant to the Agreement, in exchange for 100% of the equity interest in Yushu Kingo, AGM Tianjin agrees to pay $20,000,000 in cash (the “Cash Payment”) and cause AGM Holdings to issue 2,000,000 Class A ordinary shares, valued at $15 per share, subject to the terms and conditions of the Agreement (the “Acquisition”). As of the date of this report, AGM Tianjin has made advance payments upon execution of a letter of intent and upon completion of due diligence (the “Advance Payments”). The Parties has further agreed in the Agreement that the Advance Payments shall count towards the Cash Payment and that AGM Tianjin shall pay the remaining Cash Payment amount (the “Remaining Payment”) to Yushu Kingo Shareholders if and only if Yushu Kingo sells no less than 15,000 square meters of real property or generates revenue of no less than RMB 150 million (approximately $21.6 million) during the 24 months after the closing of the Acquisition (the “Cash Payment Condition”). If Yushu Kingo fails to meet the Cash Payment Condition, Yushu Kingo shall return the Advance Payments to AGM Tianjin and AGM Tianjin is not obligated to make the Remaining Payment.

The Acquisition is expected to close after all closing conditions are met, which include, among other things, completion of registration with local government authority and completion of auditing and appraisal.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 10.1 to the Form 6-K.

About Yushu Kingo City Real Estate Development Co., Ltd.

Yushu Kingo City is a limited liability company established in PRC on December 18, 2013 with a registered capital of RMB30 million and is engaged in real estate development and property management. Kingo City is currently developing a commercial complex in Yushu City (the “Development Project”), which is estimated to be completed in late 2020 and is expected to cover an area of 60,000 square meters and have a floor area of 120,000 square meters.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and that are subject to the safe harbor created by those sections. Statements that are not historical are forward-looking and reflect expectations and assumptions. Forward-looking statements are based on our current expectations of future events, and often can be identified in this report and elsewhere by using words such as “expect,” “strive,” “looking ahead,” “outlook,” “guidance,” “forecast,” “goal,” “optimistic,” “anticipate,” “continue,” “plan,” “estimate,” “project,” “believe,” “should,” “could,” “will,” “would,” “possible,” “may,” “likely,” “intend,” “can,” “seek,” “potential,” “pro forma,” or the negative thereof and similar expressions or future dates. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Equity Transfer Agreement dated January 16, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2020	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

3